Exhibit 99.(a)(1)(G)

FORM OF RIGHTS LETTER TO ELIGIBLE EMPLOYEES PARTICIPATING IN THE
OPTION EXCHANGE PROGRAM

Date:
To:	[•]
From:	Internap Network Services Corporation
Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your eligible options that you tendered for exchange. You now have the right to receive new options entitling you to purchase a number of shares of our common stock as listed below at an exercise price of $[•] per share:

Grant Date	Grant Type	Number of Shares Underlying New Option
[•], 2006	[ISO] [NSO]	[•]
[•], 2006	[ISO] [NSO]	[•]
[•], 2006	[ISO] [NSO]	[•]

Shortly, we will be sending you stock option agreements for your new options. In the meanwhile, if you have any questions, please send us an email at optionexchange@internap.com.